U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Attn: Jill S. Davis

RE:	McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2007
Filed January 28, 2008
File No. 001-14920

Dear Ms. Davis:

Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the Commission) in its letter dated February 28, 2008, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Form 10-K.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 11

1.               You disclose that you maintain a system of disclosure controls and procedures “that is designed to provide reasonable assurance that information which is required to be disclosed is accumulated and communicated to management in a timely manner.” Item 307 of Regulation S-K requires that you disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure and includes “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”  Please conform your definition to the definition within Rule 13a-15(e) of the Exchange Act.

McCormick & Company, Inc. Response:

1.               Our intention was not to make our definition of “disclosure controls and procedures” more restrictive than the definition contained in Rule 13a-15(e) of the Exchange Act.  Our officers did use the Rule 13a-15(e) definition when reaching conclusions regarding the effectiveness of our controls and procedures.  In future filings, we will revise our disclosure to refer directly to the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act, as follows:

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report.

Exhibit 13 — 2007 Annual Report

Management’s Discussion and Analysis — Results of Operations, page 18

2.               We note that you identify various factors and offsetting trends that impacted the year to year trends of your results of operations and the related financial statement line items.  For example, you state that your gross profit margin for 2007 as compared to 2006 was “unfavorably impacted by higher material cost in 2007 that were only partially offset by price increases…..” without quantifying the impact of each factor and without discussion of the business developments or external events that underlie the increases in material costs.  Please expand your management’s discussion and analysis to explain in greater detail what gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future.  Additionally, to the extent that material increases offset material decreases, those increases and decreases should be separately quantified in your management’s discussion and analysis.  Please refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

McCormick & Company, Inc. Response:

2.               In our Management’s Discussion and Analysis section, we discussed material factors affecting our results of operations as well as the trends and performance indicators reviewed by management.  To the extent the information is available, we provide quantification of the significant factors affecting various components of our financial results including sales, cost of goods sold and our resulting gross profit margin.  For example, we disclosed and quantified the impact of Simply Asia Foods on our net sales and the impact of restructuring costs and savings on our gross margin.  In the cases where quantification is not possible, we discussed the trends that our management considers as they evaluate our financial results.  As the Staff identified, we disclosed that our “[g]ross profit margin was unfavorably impacted by higher material costs in 2007 that were only partially offset by price increases.”  The Staff has requested that we quantify the impact of higher material costs.  Because we purchase hundreds of different raw materials, it is extraordinarily difficult to quantify the impact of rising prices.  Our cost of goods sold is impacted by not only the total amount of raw materials purchased but also the relative mix of raw materials (i.e. the ratio of more expensive raw materials to less expensive raw materials).  In addition, the price for each raw material does not change in lock step with other raw materials.  Some goods are significantly increasing in cost while others are only slightly increasing or even decreasing.  The end result of the interplay of these various factors is that our management can not specifically quantify the impact of rising prices, but instead must focus on macro trends.  Therefore, we can only disclose that our cost of goods sold is increasing in part due to the increased cost of raw materials and the negative impact of this increased cost on our gross profit margin is only partially offset by our efforts to pass the price increases on to our customers.

In future filings, we will continue to provide as much quantification of the various factors and trends impacting our results of operations as we have available.  In addition, we will expand our discussion to the extent possible to include more disclosure relating to the external events that underlie such trends.  In certain circumstances, we may be able to point to specific raw materials (such as we did with the impact of vanilla prices in 2005 and 2006) or specific certain external events such as weather or political disruptions that are significantly impacting our overall cost of raw materials.  However, there were no such significant, specific raw materials or significant, specific external events that dramatically impacted our overall cost of raw materials in 2007.

When possible, we will also disclose when we reasonably expect these external events will have a continued impact on our future results of operations.  However, as noted above, we source raw material from world markets which are driven by global supply and demand. We are generally not in a position to comment on the macro-economic drivers of world commodity prices.

Critical Accounting Estimates and Assumptions

Goodwill and Intangible Asset Valuation, page 32

3.               We note your policy to test goodwill and non-amortizable intangible assets for impairment if events or circumstance indicate that it is more likely than not that the fair value of a reporting unit or the non-amortizable intangible asset is below its carrying amount.  Please revisit your policy to ensure that it conforms the criteria of paragraph 17 of FAS 142, which indicates impairment testing should occur if events or changes in circumstances indicate that the asset might be impaired.  Please clarify your policy disclosure accordingly.  Please also tell us whether the application of the clarified policy materially effects your previously-issued financial statements or the results of your impairment analysis and testing.

McCormick & Company, Inc. Response:

3.               Our disclosure on page 32 about triggering events for impairment testing of goodwill and non-amortizable intangibles was meant to explain paragraph 17 of FAS 142.  It was not meant to be more expansive or restrictive than those requirements of paragraph 17 under FAS 142.  Accordingly we believe that our policy is in-line with paragraph 17 of FAS 142 and there is no effect on previously issued financial statements.  In future filings we will conform the wording to more closely match paragraph 17 of FAS 142.  Specifically, we will revise the wording of Note 1 to our audited financial statements and Critical Accounting Estimates and Assumptions of Managements Discussion and Analysis to read as follows in our 2008 Form 10-K:

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test goodwill for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount and test non-amortizing intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired. Separable intangible assets that have finite useful lives are amortized over those lives.

Contractual Obligations and Commercial Commitments

Contractual Cash Obligations Due by Year, page 30

4.               We note your disclosure that you have excluded your pension and postretirement funding from the table of contractual cash obligations because of the variability resulting from future changes in legislation and assumptions.  Please include these amounts in your table using your current assumptions about future legislation, estimates, and funding expectations.

McCormick & Company, Inc. Response:

4.               We understand that the intent of the contractual cash obligations table is to give our investors the best picture of future cash flows of current commitments.  We also understand that the Commission has encouraged filers to try to best portray these future cash obligations in compliance with the spirit of this disclosure.  The nature of pension and postretirement funding can be much more volatile than the future cash flow of contractual commitments, such as rental expense.  As the staff noted in its Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (FR 72), one starting point for a company’s discussion and analysis of cash requirements is the tabular disclosure of contractual obligations, supplemented with additional information that is material to an understanding of the company’s cash requirements.  Therefore we felt it was more appropriate to supplement the tabular disclosure with the pension and postretirement funding for the next year since it was more reliable than estimating the cash flows over longer periods.  Footnote 46 to FR 72 specifically indicates that amounts to be funded to cover post-employment (including retirement) benefits, such as pension obligations, may not be included in the tabular disclosure of contractual obligations and therefore should be addressed separately if material.  We believe that we have complied with this requirement through the presentation of our anticipated 2008 pension and postretirement funding as supplemental disclosure after the table.

Financial Information — Financial Statements

Note 2 — Acquisitions, page 45

5.               In regards to your acquisition of Lawry’s and Adolph’s brands, please tell us your conclusions as to whether you are required to furnish financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X.  Please tell us the summary basis for your conclusion and, if applicable, when you expect to furnish the related financial statements.

McCormick & Company, Inc. Response:

5.               We believe that the Lawry’s and Adolph’s brands potential acquisition will exceed the “significant subsidiary” test and will require both pro-forma financial information and audited financial statements of the acquired entity once the acquisition is consummated.  We will report the closing of the acquisition on Form 8-K, pursuant to Item 2.01 of the Form, within four business days after the closing.  We will file the required financial statements within 71 days thereafter, in accordance with Item 9.01 of Form 8-K.  As discussed in Note 2 to the consolidated financial statements included in our Form 10-K, at November 30, 2007 the closing of the Lawry’s and Adolph’s acquisition is subject to the expiration or termination of the Hart-Scott-Rodino waiting period (which has not yet occurred) and other customary closing conditions.

Note 5 — Investments in Affiliates, page 47

6.               Please expand your disclosure to include the information to be disclosed by paragraphs 20(a) and 20(b) of APBO No. 18.

McCormick & Company, Inc. Response:

6.               The information required by paragraph 20(a)(1) of APBO No. 18 (the name of each investee and percentage of ownership of common stock) will be included in future filings.  Specifically, we will add the following disclosure to the notes to our financial statements:

Our principal investment in unconsolidated affiliates is a 50% interest in McCormick de Mexico, S.A. de C.V.  Through March of 2006, we also had a 50% interest in Signature Brands LLC.

The information required by paragraph 20(a)(2) (the accounting policies of the investor with respect to investments in common stock) is disclosed in the Consolidation section of Note 1 in the Notes to our consolidated financial statements for 2007.  The information required by paragraph 20(a)(3) (the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference) is not material and therefore has not been disclosed.  Note 7 in the notes to consolidated financial statements for 2007 includes the statement “Investments in affiliated are not readily marketable” which we believe makes clear that we do not have any investments in common stock for which quoted market price is available.  Accordingly we believe that the disclosures called for by paragraph 20(b) are not applicable.  Further, the Company does not have any investments of the type described in footnote 13 to paragraph 20(b) and therefore paragraph 20(b) is not applicable to us.

Note 13 — Commitments and Contingencies, page 57

7.               We note your disclosure regarding reserves for claims and litigation.  Please expand your disclosure to describe the nature and amount of any loss contingencies that have been accrued. Refer to paragraph 9 of FAS 5.  If no such amounts have been accrued, or to the extent you determine that the accrual is immaterial, please disclose that fact.

McCormick & Company, Inc. Response:

7.               At November 30, 2007, we had no loss contingencies of a material nature, and the amounts that we had accrued for claims and litigation were not material. Accordingly, we believe that no disclosure in addition to that already provided in Note 13 of the notes to our consolidated financial statements is necessary.

Note 14 — Business Segments and Geographic Areas, page 57

8.               We note you disclose “operating income excluding restructuring charges” as your measure for evaluating segment performance.  We also note that this amount is wholly comprised of amounts attributed to both your consumer and industrial segments, which reconciles to your income statement after inclusion of restructuring charges.  This implies that all operating activities, including corporate activities, are allocated to, or otherwise included within, the two segments in deriving operating income excluding restructuring charges for each segment. (i.e. all corporate operating activities are “pushed-down” into one of the two segments.)  Please explain why you have not disclosed as allocation of depreciation and amortization expense to these segments, when it appears that those expenses, along with all other operating expenses (except for restructuring charges) have been allocated in deriving operating income excluding restructuring charges for each segment.

McCormick & Company, Inc. Response:

8.               Depreciation and amortization is included in each of our operating segment results as you have indicated.  The amounts however are not specifically allocated.  As discussed in Note 15 to the notes to our financial statements, manufacturing and warehousing of our segments is often integrated.  Our facilities may produce products for either segment at varying quantities as needs require.  As products are produced, costs, including depreciation, are accumulated in the individual units product cost through our cost accounting process.  Products are transferred to the segment at cost.  While we have the ability to identify and track depreciation expense by manufacturing facility, we can not separately track or identify the amount of depreciation expense that is included in each segments cost of sales through accumulation in product cost.  We have disclosed the shared nature of our plants, the transfer of products to segments at cost and the amount of depreciation in total for our segments which includes all manufacturing facilities.  Further, depreciation expense is less than 3% of our combined segment operating costs; therefore, we do not believe that the depreciation expense by segment is material.

In addition, as requested in the Staff’s letter, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-8194,

Thank you.

Very truly yours,

/s/ Gordon Stetz
Gordon Stetz
Executive Vice President and
Chief Financial Officer

Cc: James Giugliano (SEC)

Robert Skelton, Senior Vic President, General Counsel and Secretary

Alan Wilson, President and Chief Executive Officer